SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                               Cypost Corporation
                       ----------------------------------
                                (Name of Issuer)

                                     Common
                          -----------------------------
                         (Title of Class of Securities)

                                  232665-10-9
                          -----------------------------
                                 (CUSIP Number)


    ------------------------------------------------------------------------
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          December 31, 2000 - 10K Filing
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following  box.   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.

1.      Names of  Reporting  Person
        I.R.S. Identification Nos. of above persons (entities only)

        Montalban, Kelly Shane
        ------------------------------------------------------------------------

2.      Check  the  Appropriate  Box  if a Member of a Group (See Instructions)
        (a)     |X|
        (b)     | |
        ------------------------------------------------------------------------

3.      SEC  Use  Only

        ------------------------------------------------------------------------

4.      Source of Funds  (See Instructions)

        ------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 3(d) or 2(e).

        ------------------------------------------------------------------------

6.      Citizenship  or  Place  of  Organization

                       Canadian
        ------------------------------------------------------------------------

Number of        7.     Sole  Voting  Power
Shares Bene-                      2,116,957
ficially Owned   ---------------------------------------------------------------
by Each          8.     Shared  Voting  Power
Reporting                         6,527,357
Person With:     ---------------------------------------------------------------
                 9.     Sole  Dispositive  Power
                                  2,116,957
                 ---------------------------------------------------------------
                 10.    Shared  Dispositive  Power
                 ---------------------------------------------------------------
                                  4,410,400
        ------------------------------------------------------------------------
11.     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                  6,527,357
        ------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------
(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)
                             30%
        ------------------------------------------------------------------------

(14)     Type  of  Reporting  Person  (See Instructions)
         Kelly Shane  Montalban                IN
         Blue Heron Venture Fund LTD           IV
        ------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

            The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of CyPost Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 900-1281 West Georgia Street, Vancouver, British Columbia, Canada V6E 3J7.


ITEM  2.     IDENTITY  AND  BACKGROUND

            (a)  Name;  Kelly  Shane  Montalban

            (b)  Residence  or  business  address;  P.O.  Box  700,  Lions  Bay,
                 British  Columbia,  Canada   V0N  2E0

            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Majority Shareholder, Fund Manager of Blue Heron Venture Fund Ltd., P.O. Box CB 13136, Nassau, Bahamas

            (d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Canadian


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OF  OTHER  CONSIDERATION

            4,410,400 of the shares of Common Stock reported on herein were acquired by Blue Heron Venture Fund Ltd. out of debt conversion to equity by the Issuer in 1999.

            2,116,957 of the shares of Common Stock reported on herein were acquired by Kelly Shane Montalban through a combination of acquisition in late 1998 and purchases through brokerage houses.

ITEM  4.    PURPOSE  AND  TRANSACTION

            All of the shares of Common Stock reported on herein were acquired by the Reporting Person as an investment. The Reporting Person believes that the recent market price of the Common Stock does not accurately reflect the potential value the Issuer.

            The Reporting Person may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly and indirectly, in open-market, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Person, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

            Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

            (a)  and  (b)

            The Reporting Person has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 6,527,327 share of Common Stock. Accordingly, the Reporting Person may be deemed to be the beneficial owner of 6,527,327 share of Common Stock, or 30% of the outstanding shares of Common Stock.

            The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Person is based on 21,522,964 outstanding shares of the Common Stock of the Issuer as of September 30, 2000, as reported in the Issuer's Quarterly Report on Amendment No. 2 on Form 10-QSB for the quarter ended September 30, 2000, dated March 16, 2001.

            (c)  None

            (d)  Not  Applicable

            (e)  Not  Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not  Applicable

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

            Exhibit A. Debt  Financing  Agreement  Letter dated February 9, 1999
            Exhibit B. Debt Financing Agreement Letter dated March 17, 1999 Exhibit C. Debt conversion to equity dated August 8, 1999
            Exhibit D. Debt  conversion  to  equity  dated  October  21,  1999


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.


                                                             04/10/2001
                                                     ---------------------------
                                                     /s/  Kelly Shane  Montalban
                                                     ---------------------------
                                                          Kelly Shane  Montalban
                                                     ---------------------------
                                                          Name/Title:

                                    EXHIBIT A


BLUE HERON VENTURE FUND, LTD.
Nassau, New Providence, The Bahamas

February 9th, 1999

Attention: Mr. Steve Berry
CyPost Corporation
Suite #101
260 West Esplanade
North Vancouver, B.C.
Canada V7M 3G7


           Re: Debt Financing for CyPost Corp.
           -----------------------------------

Dear Steve,

Thank you so very much for the information and overview of Cypost. I am quite sure that the results of your efforts will be of great benefit to all the shareholders, including the fund.

Further to our discussions this week I wish to offer the following terms with regards to the one million dollar U.S. funding.

1)  CyPost will provide the lender with a promissory demand note
2)  the note will bear interest of 8.96 payable on demand
3)  CyPost will agree to the lenders demands to waive presentment of payment shares of CyPost Corporation upon demand of the lender. In doing so the lender waives and interest owed on said notes

5) CyPost will provide a copy of a board resolution acknowledging the promissory note and the conditions set forth

If these terms are agreeable to you then please sign bellow and return the original to me. Upon receipt of this signed letter you may at anytime, in writing or by verbal request draw up to U.S. $1,000,000.00 from the Blue Heron Venture Fund.


Signed,



/s/  Kelly Shane Montalban                     /s/  Steve Berry
----------------------------------             ---------------------------------
Kelly Shane Montalban                          Steve Berry
Monet Managent                                       CEO
Blue Heron Venture  Fund.                      CyPost Corporation

                                    EXHIBIT B


BLUE HERON VENTURE FUND, LTD.
Nassau, New Providence, The Bahamas

March 17th, 1999

Attention: Mr. Steve Berry
CyPost Corporation
Suite #101
260 West Esplanade
North Vancouver, B.C.
Canada V7M 3G7

           Re:  Debt Financing for CyPost Corp.
           ------------------------------------

Dear Steve,

Having reviewed the material you provided and considering the direction you wish to pursue, I have decided to agree to your request. I realize that this is important to the company and that you needed an answer immediately. Therefor I will agree to increase your funding for CyPost Corporation to a total of U.S. $6,000,000.00
Under the following terms the Blue Heron Venture Fund will offer an additional five million dollars U.S. in funding:

1)  CyPost will provide the lender with a promissory demand note
2)  the note will bear interest of 8% payable on demand
3)  CyPost will agree to the lenders demands to waive presentment of payment

          A)   U.S. $3,000,000.00 @ $1.50 to 2,000,000 CyPost Common shares
          B)   U.S. $2,000,000.00 @ $2.00 to 1,000,000 CyPost Common shares
               For a total of 5,000,000 common shares of CyPost Corporation upon demand of the lender. In doing so the lender agreesto waive any interest owed on said notes

5) CyPost will provide a copy of a board resolution acknowledging the promissory note and the conditions set forth

If these terms are agreeable to you then please sign bellow and return the original to me. Upon receipt of this signed letter you may at anytime, in writing or by verbal request draw upon and additional U.S. $5,000,000.00 from the Blue Heron Venture Fund. In amounts you may deem necessary.


Signed,



/s/  Kelly Shane Montalban                     /s/  Steve Berry
----------------------------------             ---------------------------------
Kelly Shane Montalban                          Steve Berry
Monet Managent                                        CEO
Blue Heron Venture  Fund.                      CyPost Corporation

                                    EXHIBIT C


BLUE HERON VENTURE FUND, LTD.
Nassau, New Providence, The Bahamas

August 08th, 1999

Mr. Steve Berry
CyPost Corporation
Suite 101
260 West Esplanade
North Vancouver, B.C.
Canada V7M 3G7

           Re:  Debt conversion to equity
           ------------------------------

Dear Mr. Berry,

Please accept this letter as a formal request that CyPost Corporation convert the U.S. $1,000,000.00 debt held by the Blue Heron Venture Fund to equity of 1,000,000 common shares of CyPost Corporation.

As per the February 9th, 1999 letter requarding funding for CyPost Corporation and conversion of that debt to equity, the fund agrees to waive any interest owed by CyPost Corporation.

I realize that you will require time to arrange the documentation for the debt conversion and hope you will contact me if required.


/s/ Kelly Shane Montalban
-------------------------------
Kelly Shane Montalban
Monet Managent
Blue Heron Venture  Fund.

                                    EXHIBIT D


BLUE HERON VENTURE FUND, LTD.
Nassau, New Providence, The Bahamas

October 21, 1999

Mr. Steve Berry
CyPost Corporation
Suite 101
260 West Esplanade
North Vancouver, B.C.
Canada V7M 3G7

           Re:  CyPost Debt to Equity in Common Shares
           -------------------------------------------

Dear Steve,

Please accept this letter as a formal request that CyPost Corporation convert the U.S. $3,000,000.00 debt held by the Blue Heron Venture Fund to equity of 3,000,000 common shares of CyPost Corporation.

As per the March 17th, 1999 letter requarding funding for CyPost Corporation and conversion of that debt to equity, the fund agrees to waive any interest owed by CyPost Corporation. The fund also agrees that these would be pre-split shares of 2,000,000.00 @ $1.50 per share, totaling 3,000,000 post-split shares for U.S. $3,000,000.00 in debt.

I realize that you will require time to arrange the documentation for the debt conversion. Should you require any further information please contact me at
(604)921-3375.

/s/  Kelly Shane Montalban
-------------------------------
Kelly Shane Montalban
Fund Manager
Blue Heron Venture  Fund. LTD.